Annual Report

2024

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ANNUAL REPORT

2024

SECTION I

STATEMENT OF RESPONSIBILITY

"This document contains true and sufficient information regarding the business development of INTERCORP FINANCIAL SERVICES INC. (hereinafter "IFS") throughout the year 2024.

Without prejudice to the liability of the issuer, the signatories are responsible for its contents in accordance with the applicable legal provisions. This document is issued in compliance with CONASEV Resolution No. 141-1998-EF/94.10 - Regulations for the Preparation and Submission of Annual Reports and its amending rules, and by General Management’s Resolution of the Superintendency of the Securities Market (SMV) No. 211-98-EF/94. 11 - Manual for the Preparation of Annual Reports and Common Rules for the Determination of the Contents of Informative Documents and its amending rules, and SMV Resolution No. 013-2023-SMV/01 - Standards on the Preparation, Reporting and Communication of Financial Statements, Annual Report and Management Report applicable to entities supervised by the Superintendency of Securities Market.”

Luis Felipe Castellanos López - Torres

Chief Executive Officer

Lima, March 18, 2025

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SECTION II

BUSINESS

2.1
General Information

2.1.1.
Company Name

Intercorp Financial Services Inc. (IFS)

Initially incorporated as Intergroup Financial Services Corp., its name was later changed to Intercorp Financial Services Inc. by resolution of the Extraordinary General Shareholders' Meeting dated June 8, 2012, recorded in Public Deed No. 16,063, dated June 22, 2012, issued before the Tenth Notaries’ Office of the Circuit of Panama, by Ricardo A. Landero M., recorded in Card No. 539106, Redi Document No. 2197803 of the Commercial Section of the Public Records Office of Panama; which was later rectified by Public Deed No. 17,416, dated July 5, 2012, issued before the Tenth Notaries’ Office of the Circuit of Panama, by Ricardo A. Landero M., recorded in Card No. 539106, Redi Document No. 2208035 of the Commercial Section of the Public Records Office of Panama.

2.1.2.
Domicile, Telephone Number and Fax Number

The company’s registered office is located at Calle 74, San Francisco Edificio P.H. 909, Piso 15, Panama City, Republic of Panama. The company’s offices in Peru can be reached by phone at + (511) 219-2000 and by fax at +(511) 219-2346.

2.1.3.
Incorporation and Registration in the Public Records Office

IFS was incorporated on September 19, 2006, starting operations on January 19, 2007. Its incorporation is recorded in Public Deed No. 22,758 issued before the First Notaries’ Office of the Circuit of Panama, by Boris Barrios Gonzáles, recorded in Card No. 539106, Redi Document No. 1014737 of the Commercial Section of the Public Records Office of Panama. IFS is a limited liability holding company, incorporated as a result of the structure reorganization of its main shareholder Intercorp Perú Ltd. (hereinafter "Intercorp", a holding company incorporated in 1997 in The Bahamas) in 2007.

2.1.4.
Business Group

IFS is part of the following Business Group as of December 31, 2023:

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Name of the Group’s Main Companies	Corporate Purpose of the Group’s Main Companies
ADMINISTRACIÓN FOOD REGIONAL S.A.C. (previously Servicios Food Retail S.A.C. and previously Back Office Peruana S.A.C.)	A company engaged in the provision of administrative services.
AGORA SERVICIOS DIGITALES S.A.C.	A company engaged in the development, management and operation of digital services, as well as in the retail and/or wholesale purchase and sale of various goods.
ALAMEDA COLONIAL S.A.C.	A company engaged in real estate investment.
ALMACÉN GURÚ PERÚ S.A.C.	A company engaged in managing and executing technological solutions for the marketing of goods and organization of deliveries.
BANCO INTERNACIONAL DEL PERÚ S.A.A.-INTERBANK	A multibank.
BEACON HEALTHCARE S.A.C.	A company engaged in the investment and investment management in different sectors, including the health sector.
BOTICAS IP S.A.C.	Retail sale of pharmaceutical and medicinal products, cosmetics and toiletries
CALLAO GLOBAL OPPORTUNITIES CORP.	A company engaged in the investment in the distribution of personal property in general.
CASH-&-CARRY ECUADOR S.A.S. (In liquidation)	A company engaged in the development of all types of activities related to the real estate business in Ecuador.
CENTROS DE SALUD PERUANOS S.A.C.	A company engaged in the provision of health services, including prevention and recovery services.
CHELSEA NATIONAL CORP.	A company engaged in investing in the digital services business.
COLECTIVO23 S.A.C. (EN LIQUIDACIÓN)	A company engaged in higher education services.
COLEGIOS COLOMBIANOS S.A.S.	A company engaged in the provision of educational services in Colombia.
COLEGIOS COLOMBIANOS HOLDING S.A.S.	A holding company of Colegios Colombianos S.A.S.
COLEGIOS DE ECUADOR COLDEC S.A.S.	A company engaged in the provision of educational services in Ecuador.
COLEGIOS PERUANOS S.A.	A company engaged in the provision of regular basic education services at the pre-school, elementary and high school levels.
COMPAÑÍA DE SERVICIOS CONEXOS EXPRESSNET S.A.C.	A company engaged in the credit card operations business.
COMPAÑÍA FOOD RETAIL S.A.C.	A company engaged in non-specialized wholesale and retail sales and road freight.
COMPAÑÍA HARD DISCOUNT S.A.C.	A company engaged in retail sales in non-specialized stores.
CORPORACIÓN EDUCATIVA HISPANOAMERICANA S.C.	A company engaged in the provision of educational services in Mexico.
DESARROLLADORA DE STRIP CENTERS S.A.C.	A company engaged in the development of all types of activities related to the real estate business.

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Name of the Group’s Main Companies	Corporate Purpose of the Group’s Main Companies
DIGITAL FOOD S.A.C.	A company involved in managing and implementing technological solutions for commercialization of goods and organization of deliveries.
DOMUS HOGARES DEL NORTE S.A.C.	A company engaged in real estate investment.
EDUCACIÓN 23 S.A.C.	A company engaged in the provision of higher education (educational and cultural activities) services.
FARMACIAS PERUANAS S.A.C.	A company engaged in the provision of administrative and management services.
FINANCIERA OH! S.A.	A company specializing in financial intermediation.
FOOD RETAIL CHILE SPA	A company engaged in the holding of securities.
FP MAYORISTA S.A.C. (previously FP SERVICIOS GENERALES S.A.C.)	A company engaged in providing shared services.
HARD-DISCOUNT ECUADOR S.A.S.	A company engaged in the development of all types of activities related to the real estate business in Ecuador.
HIGHBURYLAND S.L.	A company engaged in the holding of securities.
HOLDING SEH S.A.S.	A company engaged in the holding of securities.
HOMECENTERS ECUATORIANOS S.A.S.	A company engaged in the home improvement business.
HOMECENTERS PERUANOS ORIENTE S.A.C.	A company engaged in the home improvement business.
HOMECENTERS PERUANOS S.A.	A company engaged in the home improvement business.
HORIZONTE GLOBAL OPPORTUNITIES CORP.	A company engaged in real estate investment.
HPSA ECUADOR S.A.S.	A company engaged in the holding of securities.
HPSA CORP.	A company dedicated to investing in the home improvement business.
IDAT S.A.C.	A company engaged in higher education services.
IFH CAPITAL CORP.	A company engaged in the investment business.
IFH RETAIL CORP.	A company engaged in retail investments.
IFS GLOBAL STRATEGY S.L.U.	A company engaged in the holding of foreign securities.
IFS MANAGEMENT S.A.C. (previously IFS DIGITAL S.A.C.)	A company engaged in providing management services.
INDIGITAL HOLDING CORP.	A company engaged in the investment business.
INDIGITAL XP S.A.C.	A company dedicated to the provision of digital product development services.
INMOBILIARIA MILENIA S.A.	A company engaged in real estate activities.
INMOBILIARIA NEPTUNO INMONEP S.A.S.	A company engaged in the development of all types of activities related to the real estate business in Ecuador.
INMOBILIARIA PUERTA DEL SOL S.A.C.	A company engaged in the business of shopping centers.

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Name of the Group’s Main Companies	Corporate Purpose of the Group’s Main Companies
INRETAIL PERÚ CORP.	A company engaged in investments in retail business.
INRETAIL PHARMA S.A.	A company engaged in the pharmaceutical business.
INRETAIL REAL ESTATE CORP.	A company engaged in real estate investment.
INRETAIL SPAIN CORP. S.L.U.	A company engaged in the holding of foreign securities.
INTELIGO BANK LTD.	Bank authorized to operate by the Commonwealth of the Bahamas.
INTELIGO GROUP CORP.	A company engaged in the investment business.
INTELIGO PERÚ HOLDINGS S.A.C.	A company dedicated to investments in the financial sector.
INTELIGO SOCIEDAD AGENTE DE BOLSA S.A.	A broker-dealer company.
INTELIGO USA INC.	A company engaged in the investment business.
INTERBANK - Peru Representações e Participações Brasil Ltda.	An Interbank Representative Office in Brazil.
INTERCORP CAPITAL INVESTMENTS INC.	A company engaged in the investment business.
INTERCORP CONNECTIVITY INC.	A holding company engaged in the investments business
INTERCORP EDUCATION HOLDINGS S.A.	A company engaged in education investment (Other financial intermediation n.c.p.).
INTERCORP EDUCATION SERVICES S.L.U.	A holding company of Transformando la Educación de México S.A. de C.V.
INTERCORP FINANCIAL SERVICES INC.	A holding company in the financial sector.
INTERCORP INVESTMENTS PERÚ INC.	An investment company. Parent company of non-financial investments (i.e. real estate).
INTERCORP MANAGEMENT S.A.C.	A company engaged in the provision of management services.
INTERCORP PERÚ LTD.	A company engaged in the investment business.
INTERCORP PERÚ TRADING (SHANGHAI) COMPANY LTD.	A company engaged in the investment business.
INTERCORP PERÚ TRADING (HONG KONG) COMPANY LTD.	A company engaged in the investment business.
INTERCORP RETAIL INC.	A company dedicated to investments. A parent company in retail investments.
INTERCORP RETAIL SPAIN CORP. S.L.	A company engaged in the management and administration of securities.
INTERFONDOS S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	A company that manages mutual funds and investment funds.
INTERNACIONAL DE TÍTULOS SOCIEDAD TITULIZADORA S.A. - INTERTÍTULOS	A securitization company.
INTERSEGURO COMPAÑÍA DE SEGUROS S.A.	A company authorized to sell life insurance, general insurance and annuities.
INVERSIONES REAL STATE S.A.C	A company engaged in real estate investment.

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Name of the Group’s Main Companies	Corporate Purpose of the Group’s Main Companies
IR MANAGEMENT S.R.L.	A company engaged in the provision of management services.
IZIPAY S.A.C.	A company engaged in the provision of payment processing services.
IZIPAY ECUADOR S.A.	A company engaged in the provision of auxiliary services in the financial system and provision of services as a manager of the auxiliary payment system.
JORSA DE LA SELVA S.A.C.	A company engaged in the wholesale and retail marketing and import of pharmaceutical products.
LA PUNTA GLOBAL OPPORTUNITIES CORP.	A company engaged in the investment business.
LINCE GLOBAL OPPORTUNITIES CORP.	A company engaged in the investment business.
MAKRO SUPERMAYORISTA S.A.	A company engaged in the wholesale of groceries and food products.
MIFARMA S.A.C.	A company engaged in the wholesale and retail marketing and import of pharmaceutical products.
NEGOCIOS E INMUEBLES S.A.	A company engaged in real estate activities for remuneration.
NG EDUCATION HOLDINGS CORP.	A company specialized in investing in educational businesses.
NG EDUCATION HOLDINGS II CORP.	A company specialized in investing in educational businesses.
NG EDUCATION HOLDINGS III CORP.	A company specialized in investing in educational businesses.
NG EDUCATION S.A.C.	A company specialized in investing in educational businesses.
OPERADORA DE SERVICIOS LOGÍSTICOS S.A.C.	A company engaged in providing comprehensive logistics services, among others.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INRETAIL CONSUMER	A trust fund of investment in the retail trade sector.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INRETAIL SHOPPING MALLS	A trust fund of investment in real estate projects.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INTERPROPERTIES HOLDING	A trust fund of investment in real estate projects.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INTERPROPERTIES HOLDING II	A trust fund of investment in real estate projects.
PATRIMONIO EN FIDEICOMISO D.S. 093-2002-EF-INTERPROPERTIES PERÚ	A trust fund of investment in real estate projects.
PINAPP USA LLC	A company engaged in the investment business.
PLAZA VEA ORIENTE S.A.C.	A company engaged in the supermarket business in the Peruvian Amazon rainforest.
PROCESOS DE MEDIOS DE PAGO S.A.	A company engaged in the provision of payment processing services.
PROMOTORA DE LA UNIVERSIDAD TECNOLÓGICA DE CHICLAYO S.A.C.	A company engaged in the business of education.

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Name of the Group’s Main Companies	Corporate Purpose of the Group’s Main Companies
PUNTO DE ACCESO ESPAÑA S.L.U.	A company engaged in the holding of foreign securities.
PUNTO DE ACCESO GUATEMALA S.A.	A company engaged in the telecommunications business.
PUNTO DE ACCESO HONDURAS II S.A. de C.V.	A company engaged in the telecommunications business.
PUNTO DE ACCESO JAMAICA LIMITED	An internet service provider.
PUNTO DE ACCESO PERÚ S.A.C.	A company engaged in the provision of telecommunications services (internet access).
QUICORP S.A.	A holding company
QUIFATEX S.A.	A company engaged in the marketing and distribution of pharmaceutical and consumer products in Ecuador.
QS CONSUMO S.A.C. (antes QUÍMICA SUIZA S.A.C.)	A company engaged in the marketing and distribution of pharmaceutical and consumer products
REAL PLAZA S.R.L.	A company engaged in the shopping center business.
SAN BORJA GLOBAL OPPORTUNITIES S.A.C.	A company engaged in e-commerce.
SAN MIGUEL GLOBAL OPPORTUNITIES S.A.C.	A company engaged in real estate investment.
SERVICIO EDUCATIVO EMPRESARIAL S.A.C.	A company engaged in the provision of higher education services
SERVICIOS ADMINISTRATIVOS TRANSFORMANDO LA EDUCACIÓN DE MÉXICO, S.C.	A company engaged in the provision of educational services in Mexico.
SOCIEDAD COMERCIALIZADORA DE PRODUCTOS A DETALLE S.A.	A company engaged in the retail sale in non-specialized commerce.
SUPERMERCADOS CHILENOS SPA	A company engaged in, among others, the commercialization of all kind of goods.
SUPERMERCADOS PERUANOS S.A.	A company engaged in the business of hypermarkets, supermarkets and other retail formats.
SUPERMERCADOS SUR PERU S.A.C.	A company engaged in retail sales in non-specialized stores.
TIENDAS PERUANAS ORIENTE S.A.C.	A company engaged in the business of retail marketing of clothing and household goods.
TIENDAS PERUANAS S.A.	A company involved in the business of retail marketing of clothing and household goods.
TRANSFORMANDO LA EDUCACIÓN DE MÉXICO S.A. DE C.V.	A holding company for Administrative Services Transforming Education in Mexico S.C.

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Name of the Group’s Main Companies	Corporate Purpose of the Group’s Main Companies
UNIVERSIDAD TECNOLÓGICA DEL PERÚ S.A.C.	A company engaged in the provision of higher education services.
UNIVERSIDADES DEL PERÚ S.A.C.	A company engaged in the business of education.
URBI PROPIEDADES S.A.C.	A company engaged in real estate investment and management.
URBI PROYECTOS S.A.C.	A company engaged in activities related to the structuring, management, representation, advisory, consulting, execution, development, operation and/or financing of investment projects.

2.1.5.
Capital stock, shares created and issued, and nominal value and number of shares.

As of January 1, 2008, the capital stock of IFS was represented by 92,179,513 shares at an issue price of US$ 9.72 each.

In September 2008, as a result of Interbank’s share exchange operation, IFS issued 1,435,938 shares at an issue price of US$ 9.72 each. This resulted in IFS' capital stock being represented by 93,615,451 shares at an issue price of US$ 9.72 each as of December 31, 2009.

Subsequently, in August 2014, two subsidiaries of Intercorp Peru Ltd. (Intercorp Capital Investments Inc. and IFH Capital Corp.) contributed to IFS 100% of their shares held in the capital stock of Inteligo Group Corp. – a company organized and existing under the laws of the Republic of Panama.

The above resulted in an increase in the capital stock of IFS, which grew from US$ 909,942,183.72 to US$ 1,099,437,598.08, leading to the issuance of 19,495,413 shares representative of the IFS capital stock, with a value of US$ US$ 9.72, to the following contributors:

(i)
Intercorp Capital Investments Inc. received 9,747,707 shares representative of IFS capital stock, in exchange for the 418,727 shares, fully paid-in, representative of 50% of the capital stock of Inteligo Group Corp. that contributed to IFS.

(ii)
IFH Capital Corp. received 9,747,706 shares representing the capital stock of IFS, in exchange for the 418,727 shares, fully paid-in, representative of 50% of the capital stock of Inteligo Group Corp. that contributed to IFS.

As of December 31, 2018, the capital stock of IFS was represented by 113,110,864 shares at an issue price of US$ 9.72 each and a market value of US$ 42.00 each, of which Intercorp Peru Ltd held: (i) directly 64,568,380 shares representing 57.08% of the capital stock of IFS, and (ii) indirectly, through each of its subsidiaries Intercorp Capital

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Investments Inc. and IFH Capital Corp., shares representing 8.62% of the capital stock of IFS.

On July 18, 2019, IFS publicly offered 9,000,000 common shares at a price of US$46.00 per common share on both the Lima Stock Exchange and the New York Stock Exchange. The shares were tendered by (i) IFS, (ii) Banco Internacional del Peru S.A.A. - Interbank, a subsidiary of IFS, (iii) Intercorp Peru Ltd. (IFS's controlling shareholder) and (iv) an unrelated third party. As part of the transaction, IFS sold 2,418,754 common shares held in treasury (including the shares sold by Interbank) and 1,150,000 newly issued common shares. Furthermore, IFS granted the underwriters an option for an additional 30 days to purchase, as an additional primary offer, up to 1,350,000 additional shares of common stock. The shares in the offering commenced trading on the New York Stock Exchange on July 19, 2019, under the symbol "IFS."

On July 19, 2019, the underwriters exercised the aforementioned call option for a total of 1,186,841 common shares of the Company at an issue price of US$ 9.72 each, representing the capital stock of the Company, to be traded and placed on the New York Stock Exchange at the same placement price of US$ 46.00 that was reported to the market.

As a consequence of these transactions, the amount of paid-in capital stock increased to US$ 1,122,151,692.60 represented by 115,447,705 shares at an issue price of US$ 9.72 each.

2.1.6.
Shareholding Structure

As of December 31, 2024, the main shareholder of IFS is as follows:

Names and surnames	Number of shares	Percentage (%)	Nationality	Business Group
Intercorp Perú Ltd.	62,012,134	53.71%	Bahamas	Grupo Intercorp

2.1.7.
Shareholder Composition

At December 31, 2024, the capital stock of IFS was represented by 115,447,705 shares with a market value of US$ 28.99 each on the Lima Stock Exchange, and US$ 29.36 each on the New York Stock Exchange, of which Intercorp Peru Ltd. holds 62,012,134 shares representing 53.71% of the issued capital stock of IFS.

2.2
Description of Operations and Development

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2.2.1.
Corporate Purpose

IFS belongs to ISIC 6599, corresponding to companies of "Other Types of Financial Intermediation N.C.P.". The corporate purpose of IFS is to serve as holding company for the Financial Division of the Intercorp Group.

2.2.2.
Duration of the Business

The duration of the company is perpetual.

2.2.3.
Evolution of operations

2.2.3.1.
History

IFS, headquartered in Panama, was established in 2006 as part of the corporate reorganization of Intercorp Group. The reorganization simplified the Group's structure and created IFS to bring together the assets operated by the Group in the Peruvian financial service industry: Interbank and Interseguro.

In June 2007, the initial public offering of IFS shares was successfully completed with an eight-time oversubscription, allowing to raise capital by US$ 310 million as a result of the sale of 24% of its shares. It was the first time in 12 years that a non-mining Peruvian company listed shares abroad and it led to the active participation of over 100 international investors, including the world's largest asset management funds. The transaction resulted in the implicit valuation of IFS by US$ 1,300 million.

In September 2008, IFS launched a public offering to exchange Interbank shares for IFS shares. Its main goal was to generate greater value for Interbank's minority shareholders. The ratio was one IFS share in exchange for 9.45 Interbank shares. The operation was a success and 13,565,775 Interbank shares were received and exchanged for 1,435,938 IFS shares. Interbank's float decreased from 3.12% to 0.71%, and IFS shareholding in Interbank increased from 96.88% to 99.29%.

On August 01, 2014, Inteligo Group Corp. was fully acquired by Intercorp Financial Services Inc. as part of a corporate restructuring. The subsidiary Inteligo Real Estate Corp. was not included in this acquisition, as it was transferred to Intercorp Peru Ltd. before the acquisition of Inteligo Group Corp. by IFS. This transfer decreased Inteligo Group Corp.'s capital stock.

On May 31, 2017, the acquisition of Seguros Sura and Hipotecaria Sura was announced. It was approved on September 28, 2017. The acquisition was completed through the purchase from Sura Asset Management on November 2, 2017, and from Wiese Group on November 22, 2017. This transaction was financed by issuing senior bonds for US$ 300 million in October 2017. Seguros Sura and Hipotecaria Sura were incorporated into Interseguro during the first half of 2018.

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In January 2019, Inteligo wealth management business was reorganized by transferring Interfondos, a mutual funds subsidiary of Interbank, to Inteligo Group, a company primarily focused on asset management.

In July 2019, IFS debuted in the New York Stock Exchange (NYSE) with an initial public offering of approximately nine million shares at US$ 46 per share. The securities were offered by IFS, Interbank, Intercorp Perú and a non-affiliated third party.

In April 2022, IFS completed the acquisition of 50% shareholding in Izipay, which, together with the 50% the bank already owned, gave it the opportunity to develop the payment processing business more strongly.

IFS shares are traded under the “IFS” mnemonic code, both in the Lima Stock Exchange and the New York Stock Exchange. Moreover, IFS has two ticker symbols in Bloomberg, IFS PE and IFS US, one for each market where its shares are traded. To date, approximately 28.56% of IFS shares are traded publicly in Peru and the United States. As of December 31, 2024, Intercorp Perú directly and indirectly holds 53.71% and 71.44% of issued and outstanding IFS capital stock, respectively.

Brief History of Interbank

Interbank was incorporated in Lima, Peru, in 1897, under the business names “Banco Internacional del Perú” and “Interbanc”. International Petroleum Company acquired Interbank in 1944 and held ownership until 1967, when it executed a joint venture agreement with Chemical Bank New York Trust & Co. In 1970, Interbank was transferred to the Peruvian government as part of the banking system reform carried out by the military government of the time. In August 1994, in line with the government's privatization efforts, 91% of Interbank's capital stock was acquired by Corporación Interbanc, which subsequently transferred its Interbank portfolio to Intercorp Perú Ltd. The remaining shares of Interbank's capital stock were sold, mainly to Interbank's employees.

Following the acquisition by Intercorp Perú Ltd. in 1994, Interbank started its operations under the “Interbank” business name in line with its effort to renew the brand and modernize the company. Since then, Interbank continued growing and became one of the main consumer credit providers in Peru, and one of the most innovative banks in the country, mainly focusing on personal bank operations and the development of convenient distribution channels. In April 2001, Interbank acquired an assets and liabilities block from Banco Latino S.A. (the fifth largest bank in Peru at the time), including the credit portfolio. In September 2002, it acquired the credit card portfolio of Aval Card Perú S.A., strengthening its position in the personal banking segment. Subsequently, in September 2007, Interbank acquired the mortgage portfolio of Banco de Trabajo, containing over 2,500 loans.

From early 2007 to late 2008, Interbank carried out an aggressive expansion process that primarily aimed at doubling the distribution network in the span of two years. Accordingly, the number of Interbank branches increased from 111 at the end of 2006

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to 207 at the end of 2008. Similarly, the number of ATMs increased from 701 to 1,400 in the same period.

Interbank's expansion in 2007 also included opening Intercorp Group's business representative office in Shanghai in August, contributing to streamline the commercial trade with China, Peru's second trade partner at the time. This was the first office opened by a Peruvian company in China, and received the Business Creativity Award 2007 in the “Customer Service” category.

Intercorp Group's solid growth in the following years made it convenient to undertake a corporate reorganization. This process led to the creation of Intergroup Financial Services Corp.—now Intercorp Financial Services Inc., IFS, holding company of Interbank and Interseguro. In June 2007, the initial public offering of IFS shares marked a historical transaction for Intercorp Group and was successfully completed with an eight-time oversubscription, allowing to raise capital by over US$ 310 million as a result of the sale of 24% of IFS shares. Through this transaction, the world's largest and most sophisticated asset management funds became IFS' partners, strengthening the Group's image and setting a precedent for other Peruvian companies to access the international capital market.

In 2015, the Bank reformulated its Strategic Plan to solidify its digital strategy and strengthened its supply of alternative channels, such as mobile banking and Internet banking, aiming to provide more convenient and uniform experiences to its clients across all its channels. This effort resulted in a significant efficiency level improvement, and profitable branch growth. Interbank was recognized as “Bank of the Year in Peru” by The Banker, both in 2015 and 2016.

In 2017, the Peruvian economy was negatively impacted by several factors, such as the Coastal El Niño, corruption scandals associated to Brazilian and Peruvian construction companies, and clashes between the Executive Branch and the Congress. During this period, the Bank placed particular emphasis in calibrating risk models and strengthening credit acceptance and collection policies. That year, Interbank was named “Bank of the Year in Peru 2017” by LatinFinance.

In 2018, the Bank's strategy continued to focus on the development of its digital platform, for both the personal and commercial segments. That year, Interbank was recognized as “Bank of the Year in Peru 2018” by UK’s Euromoney magazine.

In 2019, as part of a reorganization process in Intercorp Financial Services Inc., Interbank transferred its wealth management business, Interfondos, to Inteligo, whose business primarily focuses on asset management. Moreover, Interbank continued strengthening its growth strategy in the consumption segment, where it positioned itself as the bank with the highest credit card market share, thanks to its differentiated product offer and the development of an easy-to-use, readily accessible digital platform for its clients. As a result, Interbank was once again named “Bank of the Year in Peru 2019” by The Banker.

Since early March 2020, Interbank deployed a business continuity plan to face the impact of the COVID-19 pandemic on its operations through actions that encompassed

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different levels of the organization. To strengthen its capital position and liquidity, the bank reduced the dividend payout ratio applicable to the 2019 earnings from 45% to 25%, and agreed to capitalize the entirety of the period's profits recorded until March 31, 2020 in full. Moreover, in July 2020, subordinated bonds were issued for US$ 300 million, maturing in July 2030, with an option to redeem in 2025. Interbank had a relevant participation in the Reactiva Perú Program, aimed to ensure the continuity of the payment value chain in the country through commercial loan placements with different government-guarantee levels (80%, 90%, 95% and 98%). As a result, the Bank increased its commercial segment share and established new commercial relationships, particularly with medium and small business banking clients. In addition to other international awards, Interbank was recognized as “Bank of the Year in Peru 2020” by Euromoney, LatinFinance and The Banker. It also ranked third in Peru and ten in Latin America in the PAR ranking by Aequales, a company that supplies tools to close gender gaps.

The year 2021 saw Interbank's quick recovery. Its key operating indicators approached pre-COVID-19 pandemic levels, and it increased its share in the consumer credit and personal savings market. The Bank presented its new “two front” digital strategy, focused on: (i) improving efficiency levels by offering 100% digital products and services, with the goal of evolving from a Digital First to a Digital Only model; and (ii) finding new growth sources through Open Banking alliances, a new payment ecosystem, and Rappibank, while adopting a FinTech mentality. In line with this, the Bank's customer base increased by 18% in 2021, reaching 4.6 million customers. Moreover, true to its vision to “become the best bank by having the best people”, Interbank was chosen as the best workplace in Peru and Latin America by the Great Place to Work Institute. Following its strategy to attract the talent needed to develop its business, Interbank was also recognized as the second and eleventh best place to work in Peru in millennial and women rankings, respectively. It also ranked first best company for home office in Peru, and seventh in the diversity and inclusion ranking. Once again, it was included in the top 10 most admired companies in Peru, a ranking prepared by PricewaterhouseCoopers and Revista G of Diario Gestión. Interbank was recognized in the top 4 best companies by Merco's ESG Responsibility ranking, an assessment on environmental, social and corporate governance performance of organizations in Peru. Finally, for the third consecutive year, the Bank placed first in the ranking of the most responsible companies in sustainability matters in the banking sector.

The year 2022 was key to guarantee the continuous growth of Interbank and its operations. In April, IFS completed the acquisition of 50% shareholding in Izipay, which, together with the 50% the bank already owned, gave it the opportunity to develop the payment processing business more strongly. Interbank earned the recognition of the LatinFinance magazine as Bank of the Year in Digital Transformation in Latin America and the Caribbean. Moreover, it was recognized as the company with the best reputation in the country, according to the Corporate Reputation Business Monitor of the Merco Ranking. For the eleventh year in a row, Interbank was included in the list of Top 10 Most Admired Companies in Peru (EMA), according to the assessment carried out by PwC consulting firm and Gestión's G magazine. It was recognized and awarded a third star by the Ministry of Environment for managing Carbon Footprint in Peru by measuring, verifying and reducing Greenhouse Gas (GHG) emissions and contributing to

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climate change goals in the country. In line with sustainable initiatives, Interbank granted the first sustainable loan to the Peruvian fishery sector, associated to compliance with environmental and social goals.

The year 2023 was a challenging year for Interbank and its operations. However, it was also a year of opportunities and continuous investment in disruptive digital initiatives. Accordingly, in May 2023, IzipayYa was launched as an initiative to meet the needs of businesses and microbusinesses. Months later, in September, interoperability between the main electronic wallets was implemented, resulting in an increase of both operations and users. For the twelfth year in a row, Interbank was included in the list of Top 10 Most Admired Companies in Peru (EMA), according to the assessment carried out by PwC consulting firm and Gestión's G magazine. Interbank placed first in Merco's ESG responsibility ranking, and Merco's talent attraction and retention ranking. In line with sustainable initiatives, Interbank, together with Enel Generación Perú, executed a partnership on renewable energy consumption until 2025.

2024 marked a year of recovery and change for Interbank. In line with the bank’s strategy to establish itself as a digital platform for financial products and services for individuals and businesses, Carlos Tori took over as General Manager of Interbank.

At the beginning of the year, a significant issuance of $300 million in subordinated debt was carried out in the international market, at competitive rates and with structures highly accepted by the market. Additionally, in the local market throughout the year, three issuances of Negotiable Deposit Certificates were made, totaling S/ 353 million.

Contributing to Peru’s economic recovery in the international market, Interbank participated in the event organized by “InPeru.” For the thirteenth consecutive year, Interbank was included in the list of the 10 Most Admired Companies in Peru (EMA), according to a study by consulting firm PwC and G de Gestión magazine. Interbank was recognized as “Bank of the Year,” “Best Digital Bank,” and “Best Bank in Corporate Responsibility” in Peru at the Euromoney Awards for Excellence 2024. In 2024, Interbank ranked among the top 5 in the "Best Places to Work in Peru" ranking by Great Place to Work. Furthermore, on the ESG front, the bank continued to advance sustainable financing and financial inclusion initiatives.

Brief History of Interseguro

Interseguro was incorporated in June 16, 1998, from the partnership between Intercorp Group and Bankers Trust. In 2007, Interbank Group created a financial holding, Intergroup Financial Services Corp., now Intercorp Financial Services Inc. (IFS), consolidating ownership of Interbank, Interseguro, Inteligo and Izipay. Interseguro is currently one of the main Peruvian insurance firms, specialized in Life Annuities. In addition to its competitive position in the Life Annuity market, Interseguro offers other products, such as life insurance, and low-cost mass insurance sold mainly through Intercorp Group's distribution channels.

Accordingly, in November 2017, the acquisition of Seguros Sura insurance company was completed, consolidating Interseguro as the company with the most assets in the Life business, and overall, the second largest in the insurance business. In 2017, the number of managed insurance policies was doubled by incorporating the Life Annuity policy

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portfolio acquired from Mapfre and the portfolio obtained through the acquisition of Seguros Sura.

In 2019, the Simple Reorganization project between Interseguro and Mapfre Perú Vida Compañía de Seguros y Reaseguros S.A. (Mapfre) was approved, agreeing to transfer the portfolio of Mapfre’s obligations toward pensioners of the Complementary Occupational Risk Insurance (SCTR).

In 2024, Interseguro generated profits of S/ 201.9 million. In the Annuities segment, Interseguro maintained its market leadership with a 30.5% share.

By the end of 2024, the company managed assets totaling S/ 16,176 million under the International Financial Reporting Standards (IFRS).

Brief History of Inteligo

Inteligo Group Corp. was incorporated under the laws of the Republic of Panama in 2006. It has four subsidiaries: Inteligo Bank Ltd., Inteligo Sociedad Agente de Bolsa, Inteligo Perú Holdings and Inteligo USA.

a.
Inteligo Bank Ltd.:

Incorporated under the laws of the Commonwealth of The Bahamas in 1995, it is engaged in financial advisory and wealth management. It has one branch in Panama, incorporated in 1997, operating under an international license of the Superintendency of Banks of Panama.

b.
Inteligo Sociedad Agente de Bolsa:

Incorporated under the laws of the Republic of Peru in 1997, it is primarily focused on the purchase and sale of securities that are traded in the stock and over-the-counter market; and on providing advisory services to investors of the stock market.

c.
Inteligo Perú Holdings:

Incorporated under the laws of the Republic of Peru in 2018, it is the holding company and main shareholder of Interfondos S.A. - Sociedad Administradora de Fondos. Inteligo Perú Holdings provides corporate services to companies of Inteligo Group.

Interfondos was incorporated under the laws of the Republic of Peru in 1994 and acquired by Inteligo Perú Holdings on January 8, 2019. The company's main activity is management of mutual funds and investment funds domiciled in Peru, particularly for local clients.

d.
Inteligo USA:

Incorporated under the laws of the City of New York in 2019, Inteligo USA offers financial services in the United States.

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At the end of 2023, Inteligo Group had 337 workers and managed client assets and other deposits worth S/ 26,493 million.

From 2011 to 2019, Inteligo Sociedad Agente de Bolsa ranked in the Top 15 Great Places to Work (GPTW) for its category, and in 2021 it ranked second. Since 2022, the three Inteligo Group companies located in Peru (Inteligo Sociedad Agente de Bolsa, Inteligo Perú Holdings and Interfondos) participated in the GPTW competition. In 2023, they ranked sixth in their category.

2.2.3.2.
The Peruvian financial, insurance and payment system

Macroeconomic Environment

Peru recorded a GDP growth of +3.3% in 2024, mainly driven by the strong performance of the primary sectors, which benefited from neutral climatic conditions and increased mineral extraction, as well as the non-primary sectors, boosted by the recovery of domestic demand.

Inflation stood at 1.9% in 2024, below the 3.4% recorded in 2023. In this context, the Central Reserve Bank of Peru (BCRP) raised the interest rate once and later reduced the benchmark interest rate from 6.75% at the end of 2023 to 5.00% by the end of 2024.

Finally, the Peruvian sol appreciated against the U.S. dollar throughout 2024.

Banking System

The net profit of the banking system increased by 12% in 2024, while return on equity (ROE) improved, reaching 15.3% in 2024, above the 14.3% recorded in 2023. Gross loans in the banking system saw a slight increase of 0.2% in 2024, compared to a 1.6% decline in 2023, mainly due to loan maturities or prepayments in the commercial segment related to the Reactiva Perú Program.

The banking system reduced delinquency levels, ending 2024 at 3.8%, lower than the 4.3% reported in 2023. Meanwhile, the coverage ratio of the system stood at 156.1% in 2024, up from 144.6% in 2023, remaining at healthy levels. Regarding capitalization levels, the system remained solid, closing 2024 at 17.4%, compared to 16.4% in 2023.

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Main Banking System Indicators

Gross Placements (S/ billion)

Source: SBS

Cost of Risk and Default Ratio (%)

Default Ratio

Cost of Risk

Source: SBS

Capitalization (%)

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Source: SBS

Peruvian Insurance Market

The Peruvian insurance sector includes 17 companies: six exclusively focused on general insurance, one on life insurance, and ten focused on both categories.

The most representative insurance categories, in terms of annual premiums, were Disability and Survivorship pensions, which accounted for 39.7% of sold premiums, followed by General Insurance with 34.6%, SPP Insurance with 14.5%, and Accident and Health Insurance with 11.2% of total insurance sales in 2024.

Overall, at the end of 2024, the Return on Equity (ROE) stood at 24.4%, higher than the 22.8% recorded at the end of 2023. Meanwhile, the Return on Assets (ROA) reached 3.5%, up from 3.0% in 2023

Both the industry's and the company's outlook in the medium and long term are favorable, being mainly based on a still low penetration level of insurance in Peru (as a percentage of GDP) as compared to other countries in the region, and on better conditions in financial markets. Similarly, there is room to continue developing new channels and products, as well as bancassurance with Interbank.

Financial Advisory, Wealth Management and Stock Broker Markets

The financial advisory and wealth management businesses are highly competitive. This sector includes local and international companies and, in recent years, it has seen an increase of independent advisors.

Inteligo Bank Ltd.'s main international competitors are UBS and Credit Suisse, among others. The products offered per each asset class include fixed income and variable income instruments, and alternative investments; both in the local and international market.

Inteligo Sociedad Agente de Bolsa provides custody and brokerage services in the Lima Stock Exchange. Interfondos provides mutual fund and investment fund management services in the Peruvian market.

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Since 2019, Inteligo USA provides financial advisory and transaction management services in the US market.

2.2.3.3.
Description of main assets: Statement of Financial Position

As of December 31, 2024, IFS owns 99.31% of Interbank's outstanding capital stock, 99.85% of Interseguro Compañía de Seguros S.A.'s outstanding capital stock, 100.00% of Inteligo Group Corp.'s capital stock, and 100% of Procesos de Medios de Pago S.A. The operations of IFS and its subsidiaries focus on Peru and the Republic of Panama.

The accompanying financial statements reflect the individual activity of IFS, and do not include the effects of the consolidation of these financial statements with those of its subsidiaries, pursuant to the legal provisions and financial reporting standards in Peru.

The separate audited financial statements of IFS are presented below:

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Intercorp Financial Services Inc.

Separate Statement of Financial Position

As of December 31, 2024 and 2023

	2024	2023
	S/(000)	S/(000)

Asset
Current asset
Available cash	181,971	148,941
Accounts receivable from subsidiary and related party	1,531	1,331
Other accounts receivable	195	-
Investments at fair value through profit or loss	156,529	114,650
	___________	___________
Total current asset	340,226	264,922

Investments at fair value through other comprehensive profit or loss	39,966	38,731
Investments in subsidiaries	11,608,593	10,694,384
Other assets	55,088	56,806
	___________	___________
Total non-current asset	11,703,647	10,789,921
	___________	___________

Total asset	12,043,873	11,054,843
	___________	___________

Liability
Interests, dividend tax provision, other accounts payable and provisions	58,977	52,615
	___________	___________
Total current liability	58,977	52,615

Corporate bond	1,069,661	1,052,011
	___________	___________
Total liability	1,128,638	1,104,626

Net equity
Capital stock	1,038,017	1,038,017
Treasury shares	(206,997)	(84,309)
Capital premium	532,771	532,771
Reserves	8,300,000	6,000,000
Unrealized gains and losses	(187,830)	(457,793)
Retained earnings	1,439,274	2,921,531
	___________	___________
Total net equity	10,915,235	9,950,217
	___________	___________

Total liability and net equity	12,043,873	11,054,843
	___________	___________

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Intercorp Financial Services Inc.

Separate Income Statement

For the years ended on December 31, 2023 and 2022

	2024	2023
	S/(000)	S/(000)

Share of profit or loss of Subsidiaries, net	1,383,105	1,231,319
	__________	__________

Gain for measuring at fair value the previous share of the acquired company	-	-

(Expenses) income
Financial expenses, net	(52,238)	(53,145)
Net loss in derivative financial instruments for trade	(239)	(1,223)
Net gain (loss) in valuation of investments at fair value through profit or loss	34,179	(49,570)
General and operating expenses	(35,618)	(29,194)
Exchange difference, net	(3,442)	7,563
Other income (expenses)	181	(2)
	__________	__________
	(57,177)	(125,571)
	__________	__________
Profit before income tax on dividends	1,325,928	1,105,748

Provision for income tax on dividends	(25,850)	(33,020)
	__________	__________

Net profit for the year	1,300,078	1,072,728
	__________	__________

Earnings per basic and diluted share (in Soles)	11.376	9.327
	__________	__________

Weighted average of outstanding shares (in thousand)	114,287	115,012
	__________	__________

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Analysis of the company's separate financial statements 2023

Regarding Intercorp Financial Services' individual performance, net income reached S/ 1,300.1 million in 2024, representing a 21.2% increase compared to 2023. This was mainly driven by a 12.3% increase in the net contribution of subsidiaries' results, as well as a higher valuation of investments at fair value through profit or loss.

Profit or loss of main subsidiaries:

Bank Segment

Interbank's net income reached S/ 1,007.4 million in 2024, representing an increase of S/ 151.2 million year over year (YoY), or 17.7%.

The annual performance was mainly driven by a S/ 262.1 million decrease in loan impairment losses, net of recoveries, as well as increases of S/ 40.2 million in net interest and similar income and S/ 18.7 million in other income. These effects were partially offset by a S/ 107.1 million increase in other expenses, a S/ 48.7 million increase in income tax, and a S/ 21.5 million decrease in net financial services commission income.

Interbank's ROE stood at 12.0% in 2024, an increase compared to the 11.2% reported in 2023.

Interest-Earning Assets

Interbank's earning assets reached S/ 70,682 million as of December 31, 2024, representing a quarter-over-quarter (QoQ) decrease of -7.1% and a year-over-year (YoY) increase of 6.9%.

The annual growth in earning assets was driven by a 30.3% increase in cash and deposits in banks and a 5.8% increase in the loan portfolio, partially offset by a 6.5% decrease in financial investments.

The YoY performance of performing loans continued to be impacted by loans under the Reactiva Perú Program. As of December 31, 2024, these outstanding loans totaled S/ 157.9 million, compared to S/ 244.1 million as of September 30, 2024, and S/ 625.8 million as of December 31, 2023.

Additionally, the performance of commercial loans continued to benefit from the Impulso MyPerú program, which focuses on providing loans to small and medium-sized enterprises (SMEs). As of December 31, 2024, Interbank had approximately S/ 2,780 million under this program. It is important to note that these loans are government-backed, with coverage levels ranging between 50% and 98%.

Performing loans grew by 5.4% YoY, driven by a 14.0% increase in commercial loans, partially offset by a 1.5% decline in retail loans. Excluding the effect of the Reactiva Perú Program, performing loans and commercial loans would have increased 6.5% and 16.9% YoY, respectively.

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As of 2023 and 2024, Interbank's rescheduled loan portfolio under the Reactiva Perú Program amounted to S/ 730.5 million and S/ 212.9 million, respectively, representing 94.8% of the total Reactiva Perú loan balance in 2023 and 85.4% in 2024.

It is worth mentioning that these loans are largely guaranteed by the Peruvian government. As of December 31, 2024, Interbank activated the guaranteed coverage for an amount of S/ 192.4 million. Likewise, loans under the Impulso MyPerú Program are also government-backed.

Funding Structure

As of December 31, 2024, the balance of these special funds was S/ 123.8 million, compared to S/ 540.2 million as of December 31, 2023.

The bank’s total funding increased by 6.2% year over year (YoY), in line with the 6.9% growth in earning assets. This was mainly driven by an 11.0% increase in deposits, partially offset by a 20.8% decrease in amounts due to banks and interbank funds.

The annual increase in deposits was primarily due to a 6.0% rise in retail deposits, a 5.0% increase in commercial deposits, and a 49.5% surge in institutional deposits.

The YoY decrease in amounts due to banks and interbank funds was mainly attributed to lower funding from the Central Bank and interbank funds. This factor was partially offset by an increase in funding from COFIDE and correspondent banks abroad.

As of December 31, 2024, the ratio of deposits and obligations to total funding stood at 81.5%, higher than the 80.6% reported as of September 30, 2024, and the 77.9% recorded as of December 31, 2023.

Financial Margin

The gross financial margin increased by 1.1%, driven by a 1.8% decrease in interest and similar income, partially offset by a 6.2% reduction in interest and similar expenses.

Interest and similar income decreased by 1.8% due to a 3.2% decline in loan interest, partially offset by 6.7% growth in investment interest and interest on available funds and interbank funds.

Loan interest declined by S/ 166.9 million, or 3.2%, due to a 70-basis-point decrease in the average rate, partially offset by a 4.2% increase in average volume. The decline in the average rate was attributed to a 120-basis-point reduction in the retail loan portfolio, partially offset by a 10-basis-point increase in the commercial loan portfolio. The 4.2% growth in average volume was driven by a 12.4% increase in the commercial loan portfolio, primarily boosted by the Impulso MyPerú program, partially offset by a 2.3% decrease in retail loans. As a result, the loan yield dropped by 80 basis points, from 11.3% to 10.5%.

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Investment interest increased by S/ 37.3 million, or 7.1%, due to a 5.9% rise in average volume, while the average yield remained stable. The higher average volume was mainly explained by higher market value revaluations.

Interest on available funds and interbank funds increased by S/ 19.6 million, or more than 6.1%, due to a 10.1% rise in average volume, partially offset by a 20-basis-point decline in the average yield.

As a result, the average yield on earning assets contracted by 50 basis points, from 8.9% in 2023 to 8.4% in 2024.

Interest and similar expenses declined by 6.2%, mainly due to a 10.9% decrease in interest on deposits and obligations with the public, partially offset by 4.5% growth in interest on bonds, securities, and outstanding obligations, and a 1.3% increase in interest on obligations with financial institutions and others.

Interest on deposits and obligations with the public decreased by S/ 172.2 million, or 10.9%, due to a 60-basis-point reduction in the average cost, from 3.6% in 2023 to 3.0% in 2024. This was driven by lower market rates and the bank’s efficient funding strategy. The 7.4% increase in average volume was explained by higher deposits from individuals, businesses, and institutions.

Interest on bonds, securities, and outstanding obligations increased mainly due to an 80-basis-point rise in the average cost, partially offset by an 8.7% decline in average volume.

The average cost of funding decreased by 40 basis points, from 4.0% in 2023 to 3.6% in 2024, in line with the ongoing trend of lower market rates and an efficient funding strategy.

Provisions

The loan provision, net of recoveries, decreased due to lower provisioning requirements in the retail and commercial loan portfolios, driven by improved macroeconomic outlooks in Peru, as well as changes in the loan portfolio composition mentioned in the previous paragraph.

Financial Services Fees and Commissions

Net income from financial services fees decreased by S/ 21.5 million, mainly due to lower fees from savings accounts and transfers, as well as lower income from insurance and other fees. These effects were partially offset by an increase in credit card fees. It is important to note that despite the annual decline, fee income has been steadily increasing each quarter throughout the year.

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Other Income

The increase in other income was mainly explained by a higher net gain on foreign exchange transactions, partially offset by a lower net gain on financial assets at fair value through profit or loss.

Other Expenses

Other expenses increased due to higher salaries and employee benefits, administrative expenses, and depreciation and amortization.

Capitalization

The bank's global capital ratio was 15.9% as of December 31, 2024, above the 15.5% recorded on December 31, 2023.

The annual increase in the capital ratio was driven by a 4.4% growth in effective equity, which offset the 1.3% increase in risk-weighted assets (RWAs). The rise in RWAs was mainly due to a higher capital requirement for credit risk, primarily explained by other assets and higher loan placements, partially mitigated by lower RWAs from investments.

The year-over-year movement in effective equity was mostly the result of applying earnings from the 2023 fiscal year, 2024 net income, and an improvement in the unrealized results of the available-for-sale investment portfolio. These effects were partially offset by higher adjustments for investments in companies that are part of the financial consolidation group to which Interbank belongs, due to regulatory changes published at the end of March 2024.

Additionally, in December 2022, the SBS issued Resolution No. 03952-2022, which established that, as of March 1, 2023, the global limit would remain at 8.5% and follow an adjustment schedule until March 2024, when the global limit would rise to 10.0%. This date was later modified by subsequent resolutions, with Resolution No. 274-2024, published in January 2024, being the latest amendment in effect, which set the final implementation deadline for the global limit as March 2025.

Thus, by the end of 2024, the capital ratio stood at 15.9%, significantly above the global limit plus buffers and capital allocated to cover additional risks as required by the SBS. The minimum regulatory requirement was 9.5% in 2024. Additionally, the Core Equity Tier 1 (CET1) ratio reached 12.3% under the new methodology required by the SBS, compared to 11.8% reported in 2023. It is worth noting that, following the implementation of the new solvency regulations, CET1 is now part of Tier 1 Effective Equity.

Insurance Segment

Interseguro adopted the IFRS 17 requirements as of January 1, 2023. As permitted by this standard, for periods prior to 2023, we present a comparative restatement of results corresponding to the initial adoption of IFRS 17.

Interseguro's net income reached S/ 201.9 million in 2024, representing a decrease of S/ 90.2 million or 30.9% YoY.

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The annual performance was mainly explained by an increase in financial investment impairment losses of S/ 38.0 million, due to the downgrade in fixed-income investment ratings. Additionally, annual results were negatively impacted by a rise in Other Expenses of S/ 26.6 million and S/ 27.8 million in Foreign Exchange Results. These effects were partially offset by an improvement in Insurance Results of S/ 8.6 million.

Net interest and similar income totaled S/ 717.5 million in 2024, a decrease of S/ 7.4 million compared to 2023, mainly due to a S/ 26.8 million increase in interest and similar income driven by the growth of the Annuities portfolio.

The impairment loss on financial investments amounted to S/ -45.9 million.

Other income stood at S/ 121.2 million, a decrease of S/ 1.7 million compared to 2023, mainly due to an extraordinary increase in fair value investments.

Insurance results totaled S/ -169.8 million in 2024, an improvement of S/ 8.6 million compared to 2023, driven by lower inflation on annuities.

Other expenses reached S/ 401.2 million in 2024, reflecting an increase of S/ 26.6 million compared to the previous year, mainly due to higher salaries and employee benefits, as well as an increase in rental expenses.

Wealth Management Segment

Inteligo's net income was S/ 137.3 million in 2024, representing an increase of S/ 101.1 million compared to 2023. This was mainly due to the recovery of the investment portfolio, shifting from reported losses of S/ -40.2 million in 2023 to a positive S/ 85.2 million in 2024, driven by a market value adjustment gain in proprietary portfolio investments.

Partially offsetting the annual improvement in other income, the company recorded an 18.5% decrease in net interest and similar income, mainly due to higher interest expenses, and a 14.3% increase in other expenses.

From a business development perspective, Inteligo's prospecting process continued to show positive results in terms of new account openings and asset growth in Private Wealth Management and mutual funds. Consequently, Inteligo's assets under management grew by 18.5% annually.

Inteligo's ROE was 14.1% in 2024, a 10.1% increase compared to 2023.

Compared to the previous year, net interest and similar income showed a decrease of 18.5% or S/ 15.9 million, while total commissions for banking services amounted to S/ 24.7 million, a 16.9% decline.

Other income (losses) recorded gains of S/ 85.2 million, an improvement of S/ 125.4 million compared to the loss in 2023, mainly attributable to better market valuations in investments.

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The "other expenses" category showed an increase of S/ 22.8 million or 14.9% compared to 2023.

2.2.3.4.
Number of personnel employed

As of December 31, 2024, IFS does not have its own personnel, since its operations are carried out by personnel from the different subsidiaries of Intercorp Group.

2.2.3.5.
Relevant loans received

IFS has not received any relevant loans during fiscal year 2024.

2.2.3.6 Judicial, administrative or arbitration proceedings

IFS is not involved in any judicial, administrative or arbitration proceedings that could be considered to have a significant impact on IFS results of operations and financial position.

Interbank is involved in a number of legal proceedings in the ordinary course of its banking operations. In addition, Interbank has legal proceedings related to labor discrepancies with former employees and tax discrepancies with the tax authority.

Interseguro is routinely involved in legal and/or arbitration proceedings in connection with claims that are routinely made in relation to policy coverage. These liabilities are taken into account for the constitution of Interseguro’s technical reserves.

Inteligo Bank Ltd. Is involved in legal proceedings in the ordinary course of its banking business.

2.3
Administration

2.3.1
Directors

•
CARLOS TOMÁS RODRÍGUEZ PASTOR PERSIVALE

Bachelor's Degree in Social Sciences – University of California, Berkeley

Master of Business Administration – Dartmouth College

Chairman of the Board

Since 2007

•
FERNANDO MARTÍN ZAVALA LOMBARDI

Bachelor’s Degree in Economics – Universidad del Pacífico

Master in Business Management – Universidad de Piura

Master in Business Administration– University of Birmingham

Since 2019

•
FELIPE FEDERICO ROY MORRIS GUERINONI

Bachelor’s Degree in Economics – Universidad del Pacífico

Master in Finance – The American University

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Master in Economics – University of Pittsburgh

Since 2007

•
JOSÉ ALFONSO ERNESTO BUSTAMANTE Y BUSTAMANTE

Bachelor’s Degree in Agronomic Science Engineering –Universidad Nacional Agraria

Business Specialization Program - Michigan University, Ann Arbor

Since 2007

•
LUCÍA CAYETANA ALJOVÍN GAZZANI

Attorney-at-Law – Pontificia Universidad Católica del Perú

Master’s Degree in Business Administration – Universidad Adolfo Ibañez, Chile.

Since 2019

•
HUGO ANTONIO SANTA MARÍA GUZMÁN

Bachelor’s Degree in Economics – Universidad del Pacífico

Ph.D. – Washington University, St. Louis

Since 2019

•
GUILLERMO MARTÍNEZ BARROS

Bachelor’s Degree in Economics – Universidad Católica de Chile

Master in Business Administration – Chicago University

Master in Economics – London School of Economics

Since 2019

2.3.2
Main Officers

•
LUIS FELIPE CASTELLANOS LÓPEZ TORRES (Since 2013)

CEO

Bachelor’s Degree in Business Administration – Universidad del Pacífico

Master in Business Administration – Dartmouth College

•
GONZALO JOSÉ BASADRE BRAZZINI (Since 2013)

D/CEO

Bachelor’s Degree in Business Administration – Universidad del Pacífico

Master in Business Administration – Harvard University

•
MICHELA CASASSA RAMAT (Since 2012)

Chief Financial Officer

Bachelor’s Degree in Business Administration – Universidad de Lima

Master in Business Administration – SDA Bocconi

•
JUAN ANTONIO CASTRO MOLINA (Since 2006)

Legal Department Manager and Stock Exchange Representative

Attorney-at-Law – Pontificia Universidad Católica del Perú

L.L.M Master in Law – University of Virginia

Master in Business Management– Universidad Adolfo Ibañez, Chile

•
LILIANA ELCIRA VERA VILLACORTA (Since 2006)

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Chief Accountant

Accountant– Pontificia Universidad Católica del Perú

Master in Business Administration – INCAE Business School

•
CECILIA RAMÍREZ RIESCO (Since 2024)

Investor Relations Officer

Bachelor’s Degree in Economics – Universidad de Lima

Master in Finance – London Business School

•
KATIA MERCEDES LUNG WON (Since 2016)

Chief Compliance Officer

Bachelor’s Degree in Business Administration – Florida International University

Master in Business Administration – Nova Southeastern University

•
PETER ROEKAERT EMBRECHTS (Since 2020)

Internal Auditor

Bachelor’s Degree in Economics – Universidad del Pacífico

Master in Business Administration – Cornell University

•
ZELMA FRANCISCA ACOSTA-RUBIO RODRÍGUEZ (Since 2022)

Sustainability Officer

Bachelor’s Degree in Law – Universidad Católica Andrés Bello

Master in Comparative Jurisprudence – New York University

Master in International Banking Law – Morin Center for Banking and Financial Law at Boston University

Master in Business Administration – Management School at Universidad de Piura

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SECTION III

FINANCIAL INFORMATION

3.1. Management's Discussion and Analysis of the Results of Operations and the Economic-Financial Situation

The profit sharing of Subsidiaries in 2024 shows an increase of 12.3% compared to those in 2023.

Intercorp Financial Services Inc.

Audited Income Statement

For the years ended on December 31, 2023 and 2022

	2024	2023	Var%
	S/(000)	S/(000)	S/(000)

Profit sharing of subsidiaries, net	1,383,105	1,231,319	12.3%
	__________	__________	______

(Expenses) income
Financial expenses, net	(52,238)	(53,145)	-1.7%
Net loss on trading derivative financial instruments	(239)	(1,223)	-80.5%
Net gain (loss) on value of investments at fair value through profit and loss	34,179	(49,570)	n.a
General and operating expenses	(35,618)	(29,194)	22.0%
Foreign exchange difference, net	(3,442)	7,563	n.a.
Other income (expenses)	181	(2)	-84.6%
	__________	__________	______
	(57,177)	(125,571)	-54.5%
	__________	__________	______
Income before income taxes on dividends	1,325,928	1,105,748	19.9%

Provision for income taxes on dividends	(25,850)	(33,020)	-21.7%
	__________	__________	_____

Net income for the year	1,300,078	1,072,728	21.2%
	__________	__________	_____

Net income per basic and diluted share (in Soles)	11.376	9.327	22.0%
	__________	__________	______

Weighted average of the number of outstanding shares (in thousands)	114,287	115,012	-0.63%
	__________	__________

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SECTION IV

ANNEX I

Information regarding monthly quotations for 2024 on the Lima Stock Exchange 1:

Year-Month	Opening	Closing	Maximum	Minimum
January	21.82	23.50	23.50	21.60
February	23.05	27.50	30.50	23.05
March	27.41	24.23	28.80	23.95
April	24.10	21.33	26.10	20.77
May	21.50	24.00	24.00	21.50
June	23.62	22.45	23.75	21.85
July	23.50	22.51	24.35	22.25
August	22.51	24.60	24.60	21.69
September	25.10	26.20	26.70	24.05
October	25.91	27.10	27.69	25.50
November	26.95	27.51	29.25	26.00
December	27.95	28.99	30.00	27.95

Information regarding monthly quotations for 2023 on the New York Stock Exchange 2:

Year-Month	Opening	Closing	Maximum	Minimum
January	23.20	23.86	23.20	23.45
February	28.97	29.20	27.17	27.30
March	23.98	25.08	23.80	23.81
April	22.00	22.12	21.27	21.32
May	22.77	24.41	22.75	24.07
June	22.36	22.61	22.25	22.41
July	22.45	22.93	21.81	22.76
August	24.76	25.45	24.75	25.40
September	26.48	26.54	26.06	26.13
October	27.42	26.59	27.07	27.07

1 Maximums and minimums considering the close of each day of the month.

2 Maximums and minimums considering the close of each day of the month.

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November	28.22	28.22	27.73	27.75
December	29.21	29.36	28.87	29.34

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REPORT ON SHAREHOLDING STRUCTURE PER TYPE OF INVESTOR (10190)

INTERCORP FINANCIAL SERVICES INC. Name:

2024

Year:

METHODOLOGY:

The information to be submitted refers to those shares or securities representing equity of the Company that have been part of the S&P/BVL Peru Select Index, according to the information disclosed on the website of the Lima Stock Exchange at the end of the year reported.

The composition of the shareholding structure per type of shareholder must be indicated by the Company for each share or security representative thereof, belonging to the aforementioned index.

Shareholding Structure per Type of Investor

IFS

Share: [ISIN code o mnemonic code of equity]

Holding per type of shareholders of the share or equity security comprising the S&P/BVL Perú Select Index (at year-end)	Number of shareholders	% of ownership3
1. Members of the board of directors and senior management of the company, including relatives[1].	3	0.05%
2. Employees of the company, not included in item 1 above.	-	0.00%
3. Individuals, not included in items 1 and 2.	1,380	1.02%
4. Pension funds managed by Pension Fund Administrators under the supervision of the Superintendence of Banking, Insurance, and Pension Funds.	7	4.00%

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5. Pension fund administered by the Pension Standardization Bureau (ONP in Spanish)	-	0.00%
6. Peruvian State Entities, except for the case included in item 5.	-	0.00%
7. Banks, financial institutions, municipal savings and loan associations, small and medium-sized enterprises (EDPYMES), rural savings and loan associations and savings and loan cooperatives under the supervision of the Superintendence of Banking, Insurance and Pension Fund Management	2	0.04%
8. Insurance companies under supervision of the Superintendence of Banking, Insurance and Pension Funds.	-	0.00%
9. Brokerage agents, under the supervision of the SMV.	-	0.00%
10. Investment funds, mutual funds and trust funds within the scope of the Securities Market Law and the Investment Funds and bank trusts Law within the scope of the General Law of the Financial System.	9	0.25%
11. Autonomous estates and banking trusts abroad, to the extent that they can be identified.	-	0.00%
12. Foreign depositaries listed as holders of the share in the ADR or ADS programs.	-	0.00%
13. Foreign depositaries listed as holders of shares not included in item 12.	1	23.67%
14. Foreign custodians listed as shareholders	-	0.00%
15. Entities not included in the preceding items[2].	-	70.98%
16. Shares belonging to the S&P/BVL Perú Select Index or a security representing these shares in the company's portfolio.	1	0.00%
Total	1,428	100.0%
Holding by holders of the shares or representative equity securities comprising the S&P/BVL Peru Select Index, according to residence (at year-end)	Number of shareholders	% of ownership [3]
Domiciled	1,402	5.36%
Non-domiciled	26	94.64%
Total	1,428	100.0%
(1)
Term "Relatives" used according to the Indirect Ownership, Linkage and Economic Groups Regulations.
(2)
Term "Entities" used according to the Indirect Ownership, Linkage and Economic Groups Regulations.
(3)
Two decimals.

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